UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. ________)*

Oxford Lane Capital Corporation

(Name of Issuer)

Preferred Stock

(Title of Class of Securities)

691543409
691543300

(CUSIP Number)

Oxford Lane Capital Corporation
8 Sound Shore Drive, Suite 255 Greenwich, CT 06830
(203) 983-5275

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

February 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691543409 CUSIP No. 691543300	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld Advisors, Inc. 59-2414380
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Miami Beach, Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 968,172
	8.	SHARED VOTING POWER 333,242
	9.	SOLE DISPOSITIVE POWER 968,172
	10.	SHARED DISPOSITIVE POWER 333,242
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,414
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.05%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 691543409 CUSIP No. 691543300	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the Preferred Stock of the Oxford Lane Capital Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is:

8 Sound Shore Drive, Suite 225
Greenwich, CT 06830

Item 2.  Identity and Background.

(a)	This statement is filed by Thomas J. Herzfeld Advisors, Inc. (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 119 Washington Avenue, Suite 504 Miami Beach, FL 33139.

(c)	The Reporting Person is a registered investment adviser.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws; and

(f)	The Reporting Person is a corporation organized under the laws of the State of Florida.

Item 3.  Source or Amount of Funds or Other Consideration.

Reporting Person in its capacity as a registered investment advisor, used an aggregate of approximately $30,000,000 of funds provided through the accounts of certain investment advisory clients (“Account”) to purchase the Securities reported as beneficially owned.  In addition, none of the funds used to purchase the preferred stock of the Issuer were provided through borrowings of any nature.

Item 4.  Purpose of Transaction.

The Reporting Person acquired the preferred stock for investment purposes in consideration of the future prospects of the Issuer as an effective long-term investment.  The Reporting Person may acquire additional shares of the preferred stock, or dispose of the shares of preferred stock, from time to time, in open market or privately negotiated transactions.  Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

It is the Reporting Person’s view that the Issuer’s current preferred stock repurchase program benefits the holders of the Issuer’s common stock at the expense of the holders of the Issuer’s preferred class of stock.

Item 5.  Interest in Securities of the Issuer.

(a)	The aggregate number of preferred stock to which this Schedule 13D relates is 1,301,414 common stock representing 23.05% of the 5,647,129 shares outstanding as reported by the issuer as of February 23, 2016.

(b)	With respect to the shares of the preferred stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 968,172 shares of preferred stock, and has shared power to vote and dispose of 333,242 shares of preferred stock.

(c)	Information with respect to transactions in the Securities which were effected within the past sixty days of since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person is set forth below.

Series 2023:

Transaction Date	Shares Purchased/Sold	Price Per Share
December 29, 2015	2,689	$23.95
December 30, 2015	300	$23.91
December 31, 2015	5,100	$24.03
January 11, 2016	-700	$25.18
January 15, 2016	5,300	$23.62
January 20, 2016	5,000	$22.44
January 21, 2016	3,303	$22.50
January 25, 2016	-260	$22.39
January 26, 2016	242	$22.21
February 5, 2016	3,437	$22.24
February 5, 2016	-2,010	$22.28
February 8, 2016	6,500	$21.54
February 8, 2016	-16,906	$21.72
February 12, 2016	-600	$23.29

Series 2024:

Transaction Date	Shares Purchased/Sold	Price Per Share
January 11, 2016	-500	$25.18
January 15, 2016	1,000	$24.64
January 19, 2016	5,100	$24.16
January 20, 2016	3,000	$23.55
January 21, 2016	990	$23.75
January 25, 2016	-190	$23.66
January 26, 2016	3,000	$23.31
February 3, 2016	923	$23.13
February 5, 2016	3,000	$22.55
February 5, 2016	-1,100	$22.66
February 8, 2016	200	$22.01
February 8, 2016	-6,880	$22.50
February 9, 2016	741	$22.48
February 11, 2016	2,000	$23.55
February 12, 2016	-480	$23.63
February 23, 2016	-3,000	$24.89

(d)	The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the preferred stock. To date one owner of an Account holds more than 5% of the Issuer’s preferred shares. The Virtus Herzfeld Fund, an investment company registered under the Investment Company Act of 1940, as amended, owns 5.90% of the preferred class of stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Reporting Person and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 691543409 CUSIP No. 691543300	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2016
Date

/s/ Erik M. Herzfeld
Signature

Erik M. Herzfeld, President
Name/Title